Available Now

ED RUSCHA


MoMA

The MoMA just opened a major retrospective on Ruscha's career, which is one of the highest honors an artist can achieve, especially while they are still living.

24% SOLD OUT

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Why We Like This Work

1

A major museum retrospective, such like Ruscha's at the MoMA, could potentially increase demand significantly for an artist's works and propel their market growth.

Tickets to Ruscha's exhibit can be found here


MoMA

2 Atmospheric skyscape paintings with text are particularly desirable and as of May 2023, large-scale examples executed in the same period as our offering account for **3 of his top 10 auction records.**


COLD
BEER
GIRLS

Auction Record #6 (2022)
Sold For $18.8M


BRAVE
MEN

Auction Record #9 (2017)
Sold For $6.5M


THAT WAS THEN
THIS IS NOW

Auction Record #10 (2018)
Sold For $5.7M

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3 In the past 3 years, the average sale price of Ruscha's works **increased by 35%**, according to data from Artprice.com.


CHRISTIE'S
USD 19,000,000
EUR 17,326,100
GBP 15,080,300
CHF 16,873,900
JPY 2,547,056,400
HKD 148,108,800
CNY 130,452,100
20/21
ED RUSCHA
Burning Gas Station
CHRISTIE'S

4

Ruscha has many **high profile collectors**, including Jeff Bezos, who purchased a work by the artist for an astonishing $52.5 million in 2019.


RADIO

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Initial Offering Price: $3,552,000

More information on the Offering Circular can be found at sec.gov

Masterworks may, from time to time, engage in "testing the waters" under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has "qualified" the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

Art sales price data and metrics are used for comparative modeling purposes only. Each painting is unique and historical price trends of a group of selected artwork is not a direct proxy for historical price performance of any specific painting or any investment in securities referenced. The data shown represents whole art and is not comparative of an investment into our offerings, which includes fees and expenses.

No offer to buy the securities for a pre-qualified offering can be accepted and no part of the purchase price can be received by the issuer or anyone else until the offering statement filed by the Masterworks issuer with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance is given after the date of qualification. An indication of interest involves no obligation or commitment of any kind by either party.